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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48726

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC RECEIVED PROCESSING MAR 07 2002 354 CASH SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAVENWOOD CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12329 MICHAELSFORD ROAD
(No. and Street)

HUNT VALLEY (City) MARYLAND (State) 21030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENT M. LOCKWOOD 410-667-4434
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODE & ARMSTRONG, P.A.
(Name — *if individual, state last, first, middle name*)

100 WEST ROAD, SUITE 416 (Address) TOWSON (City) MD (State) 21204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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# OATH OR AFFIRMATION

I, BRENT M. LOCKWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAVENWOOD CAPITAL MARKETS, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

G. PAGE
BALTIMORE COUNTY MARYLAND
NOTARY PUBLIC

G. Page, Notary Public
Baltimore County
State of Maryland
My Commission Expires Jan. 1, 2004

Signature

SECRETARY

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RODE & ARMSTRONG, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
100 WEST ROAD, SUITE 416
TOWSON, MARYLAND 21204
410-581-0500
FAX 410-581-0191

ALBERT E. RODE, JR. C.P.A.
KEITH G. ARMSTRONG, C.P.A.

TOLL FREE NO: 1-866-859-0973
E-MAIL: info@rodearmstrong.com

## INDEPENDENT AUDITORS' REPORT

Members
Havenwood Capital Markets, LLC

We have audited the accompanying statement of financial condition of Havenwood Capital Markets, LLC as of December 31, 2001, and the related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havenwood Capital Markets, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Rode & Armstrong, P.A.*
Towson, Maryland
January 24, 2002

EXHIBIT A

# HAVENWOOD CAPITAL MARKETS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Current Assets | |
| Cash and cash equivalents | $190,806 |
| Other assets | 5,662 |
| Total Current Assets | 196,468 |
| Equipment At Cost | |
| Equipment | 7,434 |
| Less: accumulated depreciation | 2,778 |
| | 4,656 |
| Total Assets | $201,124 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts payable and accrued expenses | $ 6,246 |
| Members' Equity | 194,878 |
| Total Liabilities And Members' Equity | $201,124 |

The Accompanying Notes Are An Integral Part Of These Statements